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[redacted]TES
[redacted]NGE COMMISSION
[redacted] 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20369

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 **AND ENDING** DECEMBER 31, 2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Garrett Nagle & Co., Inc.

RECD S.E.C.
FEB 23 2005
1086

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

Two International Place, 19th Floor
Boston, MA 02110

(No. and Street)

(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garrett T. Nagle (617) 737-9090

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN & BROWN, LLP

(Name - if individual, state *last, first, middle name*)

90 CANAL STREET BOSTON, MA 02114

(Address) (City) (state) Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2).

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Garrett T. Nagle swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garrett Nagle & Co., Inc. as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

My Commission Expires March 13, 2009

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (6)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARRETT NAGLE & COMPANY, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

GARRETT NAGLE & CO., INC.

Years Ended December 31, 2004 and 2003

Table of Contents

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Shareholder and Board of Directors
Garrett Nagle & Co., Inc.
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Garrett Nagle & Co., Inc. (the "Company") as of December 31, 2004 and 2003, and the related statements of operations, shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Garrett Nagle & Co., Inc. as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information, as presented on pages 12 and 13, is for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financials statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown & Brown, LLP

Boston, Massachusetts
January 14, 2005

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

GARRETT NAGLE & COMPANY, INC.
Statements of Financial Condition
December 31, 2004 and 2003

	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	$ 609,458	$ 597,109
Marketable securities	1,228,051	1,040,733
Accounts receivable	43,553	76,130
Prepaid expenses	21,513	29,294
Total current assets	1,902,575	1,743,266
Property and equipment, net	103,366	115,825
Deposits	-	2,000
Total assets	$ 2,005,941	$ 1,861,091
Liabilities and Shareholder's Equity		
Current liabilities:		
Current portion of long-term debt	$ 16,881	$ 16,216
Deferred revenue	476,266	423,893
Accrued expenses	28,526	27,278
Accrued profit sharing and pension contributions	27,509	17,959
Total current liabilities	549,182	485,346
Long-term debt, net of current maturities	13,132	28,568
Total liabilities	562,314	513,914
Commitments (See Note 4)		
Shareholder's equity:		
Common stock, $1 par value; 250,000 shares authorized, 25,000 shares issued and outstanding	25,000	25,000
Additional paid-in capital	17,428	17,428
Retained earnings	871,498	818,483
Accumulated other comprehensive income	529,701	486,266
Total shareholder's equity	1,443,627	1,347,177
Total liabilities and shareholder's equity	$ 2,005,941	$ 1,861,091

The accompanying notes are an integral part of these financial statements.

GARRETT NAGLE & COMPANY, INC.
Statements of Operations
December 31, 2004 and 2003

	2004	2003
Revenues:		
Investment advisory fees, net of rebates	$ 995,868	$ 952,217
Commissions	1,010,009	811,175
Net other revenue	12,124	-
Total revenues	2,018,001	1,763,392
Operating expenses	2,094,768	1,889,542
Loss from operations	(76,767)	(126,150)
Other income (expense):		
Gain from sale of marketable securities	155,631	267,390
Gain on sale of property	-	14,395
Dividend income	11,194	10,641
Loss from impairment of marketable securities	(35,400)	-
Interest expense	(1,643)	(753)
Total other income	129,782	291,673
Net income	$ 53,015	$ 165,523

The accompanying notes are an integral part of these financial statements.

GARRETT NAGLE & COMPANY, INC.
Statements of Shareholder's Equity
December 31, 2004 and 2003

	Common Stock		Additional		Accumulated	Total	
	Number of Shares	$1.00 Par Value	Paid-in Capital	Retained Earnings	Comprehensive Income	Shareholder's Equity	Comprehensive Income
Balance, December 31, 2002	25,000	$ 25,000	$ 17,428	$ 652,960	$ 443,405	$ 1,138,793	$ -
Unrealized gain on securities	-	-	-	-	42,861	42,861	42,861
Net income	-	-	-	165,523	-	165,523	165,523
Balance, December 31, 2003	25,000	25,000	17,428	818,483	486,266	1,347,177	208,384
Unrealized gain on securities	-	-	-	-	43,435	43,435	43,435
Net income	-	-	-	53,015	-	53,015	53,015
Balance, December 31, 2004	25,000	$ 25,000	$ 17,428	$ 871,498	$ 529,701	$ 1,443,627	$ 96,450

The accompanying notes are an integral part of these financial statements.

GARRETT NAGLE & COMPANY, INC.
Statements of Cash Flows
December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income	$ 53,015	$ 165,523
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	31,032	23,649
Realized gain on marketable securities	(155,631)	(267,390)
Loss from impairment of marketable securities	35,400	
Gain on sale of property and equipment	-	(14,395)
Change in current assets and liabilities:		
Accounts receivable	32,577	9,673
Prepaid expenses and other	9,781	(7,781)
Accrued expenses	1,248	8,778
Deferred revenue	52,373	(40,972)
Accrued profit sharing and pension contribution	9,550	959
Net cash provided by (used in) operating activities	69,345	(121,956)
Cash flows from investing activities:		
Purchases and income reinvested in marketable securities	(472,927)	(205,218)
Acquisition of property and equipment	(18,573)	(31,076)
Proceeds from the sale of marketable securities	449,275	406,378
Net cash (used in) provided by investing activities	(42,225)	170,084
Cash flows from financing activities:		
Repayments on financing arrangements	(14,771)	(5,216)
Net cash used in financing activities	(14,771)	(5,216)
Net increase in cash and cash equivalents	12,349	42,912
Cash and cash equivalents, beginning of year	597,109	554,197
Cash and cash equivalents, end of year	$ 609,458	$ 597,109
Supplemental disclosure of cash flow information:		
Cash paid during the year for state income taxes	1,983	$ 3,954
Noncash investing and financing transactions:		
Financing of property and equipment	$ -	$ 50,000

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Garrett Nagle & Co., Inc. (the "Company") is an investment advisor and broker-dealer in Boston, Massachusetts and is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's primary sources of revenue are generated through investment advisory services provided for its customers and commission earned on trades consummated on behalf of these customers.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Securities Transactions
Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and the risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of 90 days or less to be cash equivalents. The Company places its temporary cash investments with financial institutions considered by management to be of high credit quality. At times, such investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) limit.

Marketable Securities
The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "*Accounting for Certain Investments in Debt and Equity Securities*". Accordingly, securities are categorized as available-for-sale and are stated at their fair market value, with unrealized gains and losses reported as a separate component of shareholder's equity. Fair market value is determined to be the price of the marketable securities as listed on the applicable public exchange at closing on the trading day.

Other-Than-Temporary Impairment of Securities
Securities are evaluated on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the issues for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

Accounts receivable represent amounts due from the Company's clearing agent. No allowance has been provided for on accounts receivable because management believes all amounts are collectible.

Property and Equipment

The Company's policy is to capitalize assets with a purchase price greater than $500. Property and equipment is stated at cost. Depreciation is recorded on the straight-line basis generally over the estimated useful life of the related assets. A summary of the depreciable lives are as follows:

Furniture and fixtures	7 and 10 years
Leasehold improvements	2 and 5 years
Motor vehicles	5 years
Office equipment	5 and 7 years

Income Taxes

The Company elected, under the provisions of the Internal Revenue Code, to be treated as an S Corporation. As a result, income and losses of the Company are passed through to its shareholder for income tax purposes. Accordingly, no provision has been made for income taxes. The Company is subject to corporate state tax on net taxable income if the Company's annual revenue exceeds certain dollar values. Since the Company's annual revenue did not exceed these thresholds in 2004, it is subject to a tax on the greater of its tangible property or net worth.

Revenue

Investment advisory fees – annual investment advisory fees are billed and collected in advance and recognized ratably on a monthly basis during the year. Deferred revenue represents fees collected in advance for services that will be performed in future periods.

Commissions - commission revenue is received monthly and recorded in the period earned. The monthly commission is based on transactions occurring in the previous month.

Advertising Costs

The Company expenses advertising costs as incurred

Comprehensive Income

SFAS No. 130, "*Reporting Comprehensive Income*", requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented in the Statements of Shareholder's Equity.

Reclassification

Certain reclassifications have been made to the 2003 financial statements to conform to the 2004 presentation.

NOTE 2 - MARKETABLE SECURITIES

The Company classifies its investments in marketable securities as available-for-sale and reports them at fair market value, with unrealized gains or losses excluded from earnings and reported as a separate component of shareholder's equity, in other comprehensive income:

	2004	2003
Cost	$ 698,350	$ 554,467
Cumulative unrealized gain	529,701	486,266
Fair market value	$ 1,228,051	$ 1,040,733

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2004	2003
Motor vehicle	$ 97,215	$ 97,215
Office equipment	105,168	94,242
Furniture and fixtures	96,221	91,304
Leasehold improvements	4,538	1,808
	303,142	284,569
Less: accumulated depreciation	(199,776)	(168,744)
	$ 103,366	$ 115,825

Depreciation expense at December 31, 2004 and 2003 was $31,032and $23,649, respectively.

NOTE 4 - COMMITMENTS

Operating Leases
The Company leased office space in Boston, Massachusetts under a five-year operating lease which commenced on June 1, 2001 and expired on May 31, 2004. A new lease at the same location was signed during 2003 which commenced on June 1, 2004 and expires on May 31, 2006. The terms of the lease require monthly payments of $20,616.

Future minimum lease payments under the lease described above are as follows:

2004	$ 247,387
2005	247,387
2006	103,078
	$ 597,852

The total rent expense for the years ended December 31, 2003 and 2002 was $250,853and $268,703, respectively.

NOTE 5 - LONG-TERM DEBT

The following is a summary of long-term debt at December 31, 2004 and 2003:

	2004	2003
Note payable, consisting of interest calculated annually at 4.59% and total monthly installments of $1,492. The loan is collateralized by the related equipment.	$ 30,013	$ 44,784
Less: current portion	(16,881)	(16,216)
	$ 13,132	$ 28,568

Interest expense was $1,643 and $753 at December 31, 2004 and 2003, respectively.

Future maturities of long term-debt are as follows:

2005	$ 16,881
2006	13,132
	$ 30,013

NOTE 6 - 401(K) AND PROFIT SHARING PLANS

The Company sponsors a 401(k) plan and profit sharing plan covering substantially all of its employees. Annual employer contributions to the 401(k) plan are calculated at 3% of qualifying compensation for all active participants and employer contributions to the profit sharing plan are discretionary with amounts, if any, and allocated on the basis of employee compensation.

Total contributions to the 401(k) plan accrued for December 31, 2004 and 2003 were $27,509 and $17,959, respectively.

NOTE 7 - NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $100,000 and the ratio of aggregate indebtedness to net capital must be less than 15 to 1, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004 and 2003, the Company had net capital of $1,085,958 and $1,016,191 respectively, exceeding the minimum net capital requirement of $100,000 for each year. At December 31, 2004 and 2003, the Company had a ratio of aggregate indebtedness to net capital of .52 to 1 and .51 to 1, respectively, lower than the maximum ratio allowed of aggregate indebtedness to net capital of 15 to 1 for each year.

GARRETT NAGLE & CO., INC.
Statements of Operating Expenses
Years Ended December 31, 2004 and 2003

	2004	2003
Office salaries	$ 850,370	$ 708,096
Officers' salary	320,000	300,000
Rent	250,853	268,703
Clearing charges	167,257	156,568
Insurance	76,212	69,227
Taxes, payroll	74,054	59,730
Office expense	43,353	45,267
Travel and entertainment	34,634	30,285
Computer expense	33,626	32,229
Professional fees	32,863	42,141
Pension and profit sharing contributions and plan expenses	32,109	21,494
Depreciation	31,032	23,649
Market data communications	30,660	26,097
Charitable contributions	21,694	15,350
Dues and subscriptions	18,301	16,964
Telephone	16,433	16,051
Miscellaneous	15,077	12,893
Printing	11,162	14,059
Postage	7,121	8,124
Registration fees	6,020	6,377
Automobile expense	5,250	2,932
Maintenance and repairs	4,702	2,030
Advertising	3,660	1,010
Equipment rental	3,649	3,822
Messenger and delivery	2,693	2,490
Taxes, other	1,983	3,954
	$2,094,768	$1,889,542

The accompanying notes are an integral part of these financial statements.

GARRETT NAGLE & CO., INC.
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2004 and 2003

	2004	2003
Capital:		
Common stock	$ 25,000	$ 25,000
Additional paid-in capital	17,428	17,428
Retained earnings	871,498	818,483
Unrealized holding gains	529,701	486,266
Total capital	1,443,627	1,347,177
Unallowable assets:		
Deposit	-	2,000
Prepaid expense	21,513	29,294
Property and equipment, net	103,366	115,825
Security haircuts	232,790	183,867
Total unallowable assets	357,669	330,986
Net capital	1,085,958	1,016,191
Minimum dollar net capital requirement	100,000	100,000
Excess net capital	$ 985,958	$ 916,191
Aggregate indebtedness	$ 562,314	$ 513,914
Ratio of aggregate indebtedness to net capital	.52 to 1	.51 to 1

The accompanying notes are an integral part of these financial statements.

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Shareholder and Board of Directors
Garrett Nagle & Co., Inc.
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

In planning and performing our audit of the financial statements of Garrett Nagle & Co., Inc., (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by Rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2004 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2004. All customer transactions cleared through other broker-dealers (Correspondent Services Corporation or National Financial Services) on a fully disclosed basis.

This report is intended solely for the information and use of management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown & Brown, LLP

Boston, Massachusetts
January 14, 2005

GARRETT NAGLE & COMPANY, INC.
Computation of Reserve Requirement
Pursuant to SEC Rule 15c3-3
December 31, 2004 and 2003

Garrett Nagle & Co., Inc. is exempt from the reserve requirements pursuant to SEC Rule 15c3-3 under paragraph (k) (2) (ii).

See independent auditors' report.

GARRETT NAGLE & COMPANY, INC.
Reconciliation of Unaudited Computation of
Net Capital to Audited Computation of Net Capital
December 31, 2004

Unaudited net capital at December 31, 2004		$ 1,145,310
Audit adjustments affecting net capital:		
1. To adjust cash balance to actual	31,068	
2. To adjust accrued expenses to actual	(57,641)	
3. To adjust accounts receivable to actual	2,786	
4. To adjust marketable securities to actual	(35,565)	
Total adjustments		(59,352)
Audited net capital at December 31, 2004		$ 1,085,958

See independent auditors' report.